Exhibit 10.1

February 11, 2014

Michael Williams

54 Barchan Dune Rise

Victor, NY 14564

Dear Mike,

On behalf of my colleagues at IEC it gives me great pleasure to confirm the following written offer for employment as Vice President of Finance, reporting to Vincent Leo, Chief Financial Officer.

Base Salary:	Will be paid in bi-weekly installments of $7,115.38, which is equivalent to $185,000 on an annual basis, and subject to deductions for taxes and other withholdings as required by law or the policies of the company.

Vacation:	Four Weeks per fiscal year (prorated for fiscal 2014). Vacation is earned per IEC’ s Vacation Policy. Vacation granted beyond policy guidelines is not eligible for the payout provisions identified in the Company Handbook.

Benefits:	Full participation in the Company’s comprehensive benefits program. Medical, Dental, Life eligibility the first of the month after hire.

Variable Comp:	Participation in the annual Management Incentive Plan (“MIP”) as approved each year by the Compensation Committee of the Board of Directors. In fiscal 2014, your target participation will be at 45% of salary, payable based upon meeting specific performance criteria established in the MIP. In fiscal 2014 only, irrespective of actual performance under the MIP, IEC will provide a guaranteed payment of $25,000 payable in the first payroll period after July 15, 2014, and an additional $25,000 after the filing of the Form 10-K for the fiscal year. If actual performance, prorated for the portion of the year you are employed, would result in a higher payment under the MIP, you will be paid the excess amount earned by actual results. To be eligible for any payment under this paragraph, you must be an employee when payment is made.

Stock:	In accordance with, and subject to the terms and conditions of the 2010 Omnibus Incentive Plan of the Company and subject to the approval of the Compensation Committee of the Board of Directors you will be issued a Restricted Stock Grant for 50,000 shares of common stock of the company at the closing price listed on the first day of your employment, (“Date of Grant”). Shares issued will vest over a five (5) year period at 0% for the first year, 10% after two years, 20% after three years, 30% after four years, and 40% after five years of your employment. This grant will be in lieu of participation in fiscal year 2014 in the Company’s long term incentive plan for executive officers.

Legal Fees:	The Company agrees to reimburse legal expenses associated with the review of your Employment Agreement, not to exceed $5,000, contingent upon you joining the Company.

Confidentiality:	On the first day of your employment, you will sign the Company’s standard Non-Disclosure Agreement.

Term:	Your employment with the Company will be “at will”, and may be terminated by the Company at any time, with or without cause. This offer of employment supersedes any and all prior discussions and agreements, if any between you, IEC and all other parties.

Contingency:	This offer of employment is contingent upon the Company’s completion of the due diligence process associated with a background check, reference checks, E-Verify and pre-employment drug screen.

The Company will enter into a separate Employment Agreement with you, delivered in connection with this letter.

All newly hired employees are required by federal law to present documents proving their identity and eligibility for employment in the United States. Documentation must be provided no later than three (3) days after your date of hire. A list of Acceptable Documents approved by the Department of Homeland Security will be included in your New Hire Orientation Packet.

Mike, we are delighted you have decided to join our company and look forward to confirming your first day of employment.

IEC Electronics Corp.

By:	/s/ Tina DeVey	By:	/s/ Michael Williams
	Tina DeVey, Director of Human Resources		Michael Williams